.
Exhibit 99.2
Third Quarter Report – 2016
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2016	2015	2016	2015
Revenues	5	$915	$1,098	$2,612	$3,303
Mine operating costs
Production costs	6, 11	(523)	(658)	(1,550)	(1,918)
Depreciation and depletion	5, 11, 12(e)	(267)	(394)	(770)	(1,072)
		(790)	(1,052)	(2,320)	(2,990)
Earnings from mine operations		125	46	292	313
Exploration and evaluation costs	12(b)	(7)	(11)	(24)	(39)
Share of net earnings of associates and joint venture	13	47	7	111	23
Corporate administration	6(a)	(42)	(51)	(149)	(159)
Restructuring costs	7	(6)	—	(45)	—
Earnings (loss) from operations, associates and joint venture	5	117	(9)	185	138
Gain (loss) on derivatives, net	14(b)	1	(21)	2	(55)
Gain on dilution of ownership interest in associate	13(c)	—	—	—	99
Gain on dispositions of mining interests, net of transaction costs	12(d), 13(c)	—	—	—	315
Finance costs		(34)	(34)	(103)	(104)
Other income (expenses), net		5	9	(1)	30
Earnings (loss) from continuing operations before taxes		89	(55)	83	423
Income tax expense	8	(30)	(136)	(22)	(355)
Net earnings (loss) from continuing operations		59	(191)	61	68
Net earnings from discontinued operation	4	—	—	—	46
Net earnings (loss)		$59	$(191)	$61	$114
Net earnings (loss) from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$59	$(192)	$61	$67
Non-controlling interest		—	1	—	1
		$59	$(191)	$61	$68
Net earnings (loss) attributable to:
Shareholders of Goldcorp Inc.		$59	$(192)	$61	$113
Non-controlling interest		—	1	—	1
		$59	$(191)	$61	$114
Net earnings (loss) per share from continuing operations
Basic	9(a)	$0.07	$(0.23)	$0.07	$0.08
Diluted	9(a)	0.07	(0.23)	0.07	0.08
Net earnings (loss) per share
Basic	9(a)	$0.07	$(0.23)	$0.07	$0.14
Diluted	9(a)	0.07	(0.23)	0.07	0.14

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of United States dollars – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2016	2015	2016	2015
Net earnings (loss)		$59	$(191)	$61	$114
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net earnings (loss):
Unrealized gains (losses) on available-for-sale securities		28	(7)	83	(6)
Reclassification adjustment for impairment losses on available-for-sale securities recognized in net earnings		—	2	—	6
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss)		(3)	—	(12)	(1)
Reclassification of cumulative unrealized gains on shares of Probe Mines Ltd. ("Probe") on acquisition	5(e)	—	—	—	(3)
		25	(5)	71	(4)
Items that will not be reclassified subsequently to net earnings (loss):
Remeasurements on defined benefit pension plans		1	—	—	(1)
Total other comprehensive income (loss), net of tax		26	(5)	71	(5)
Total comprehensive income (loss)		$85	$(196)	$132	$109
Total comprehensive income (loss) attributable to:
Shareholders of Goldcorp Inc.		$85	$(197)	$132	$108
Non-controlling interest		—	1	—	1
		$85	$(196)	$132	$109

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  2

Third Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2016	2015	2016	2015
Operating activities
Net earnings (loss) from continuing operations		$59	$(191)	$61	$68
Adjustments for:
Dividends from associate		—	—	—	7
Reclamation expenditures		(6)	(17)	(22)	(49)
Items not affecting cash:
Write-down of inventories	11	3	43	10	43
Depreciation and depletion	5, 11, 12(e)	267	394	770	1,072
Share of net earnings of associates and joint venture	13	(47)	(7)	(111)	(23)
Share-based compensation		13	14	43	44
Unrealized gains on derivatives, net	14(b)	(3)	(4)	(6)	—
Gain on dilution of ownership interest in associate	13(c)	—	—	—	(99)
Gain on dispositions of mining interests, net of transaction costs	12(d), 13(c)	—	—	—	(315)
Revision of estimates and accretion of reclamation and closure cost obligations		4	6	17	39
Deferred income tax expense (recovery)	8	26	77	(55)	123
Other		(17)	1	2	3
Change in working capital	10	(32)	127	(149)	109
Net cash provided by operating activities of continuing operations		267	443	560	1,022
Net cash provided by operating activities of discontinued operation		—	—	—	7
Investing activities
Acquisition of mining interest, net of cash acquired	3, 5(e)	6	—	6	(43)
Expenditures on mining interests	5, 12(c)	(154)	(232)	(493)	(938)
Return of capital investment in associate		24	55	24	75
Proceeds from dispositions of mining interests, net of transaction costs	10	—	—	—	788
Interest paid	12(c)	(6)	(15)	(21)	(64)
Proceeds (purchases) of money market investments and available-for-sale securities, net	10	22	(22)	49	(33)
Other		(3)	(1)	(1)	(2)
Net cash used in investing activities of continuing operations		(111)	(215)	(436)	(217)
Net cash provided by investing activities of discontinued operation	10	—	—	—	97
Financing activities
Debt repayments		(2)	(2)	(5)	(14)
Credit facility repayment, net	14(d)(i)	(125)	(835)	—	(840)
Finance lease payments		(2)	—	(4)	—
Dividends paid to shareholders	9(b)	(14)	(75)	(81)	(321)
Common shares issued		—	—	3	20
Other		(1)	—	(23)	21
Net cash used in financing activities of continuing operations		(144)	(912)	(110)	(1,134)
Effect of exchange rate changes on cash and cash equivalents		—	1	—	—
Increase (decrease) in cash and cash equivalents		12	(683)	14	(225)
Cash and cash equivalents, beginning of the period		328	940	326	482
Cash and cash equivalents, end of the period	10	$340	$257	$340	$257
Supplemental cash flow information (note 10)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  3

Third Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At September 30 2016	At December 31 2015
Assets
Current assets
Cash and cash equivalents	10	$340	$326
Money market investments		43	57
Accounts receivable		110	73
Sales and indirect taxes recoverable		369	273
Inventories	11	515	469
Income taxes receivable		27	67
Other		61	66
		1,465	1,331
Mining interests
Owned by subsidiaries	3, 12	17,738	17,630
Investments in associates and joint venture	13	1,941	1,839
		19,679	19,469
Investments in securities		112	51
Deferred income taxes		44	50
Inventories	11	151	255
Other		136	272
Total assets	5	$21,587	$21,428
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$519	$680
Debt		202	212
Income taxes payable		56	104
Other		53	53
		830	1,049
Deferred income taxes		3,677	3,749
Debt		2,479	2,476
Provisions		776	775
Finance lease obligations		249	267
Income taxes payable		130	161
Other		102	103
Total liabilities	5	8,243	8,580
Shareholders' equity
Common shares, stock options and restricted share units		18,052	17,604
Accumulated other comprehensive income (loss)		65	(6)
Deficit		(4,773)	(4,750)
	5	13,344	12,848
Total liabilities and shareholders' equity		$21,587	$21,428
Commitments and contingency (notes 14(d)(i) and 15)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  4

Third Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive (loss) income	Deficit	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2016	830,337	$17,276	$328	$(6)	$(4,750)	$12,848	$—	$12,848
Total comprehensive income
Net earnings	—	—	—	—	61	61	—	61
Other comprehensive income	—	—	—	71	—	71	—	71
	—	—	—	71	61	132	—	132
Shares issued pursuant to the acquisition of Kaminak (note 3)	20,997	400	—	—	—	400	—	400
Stock options exercised and restricted share units issued and vested	2,129	51	(48)	—	—	3	—	3
Share-based compensation	—	—	42	—	—	42	—	42
Dividends (note 9(b))	197	3	—	—	(84)	(81)	—	(81)
At September 30, 2016	853,660	$17,730	$322	$65	$(4,773)	$13,344	$—	$13,344

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options, restricted share units and warrants	Accumulated other comprehensive loss	Deficit	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2015	813,585	$16,941	$320	$(5)	$(296)	$16,960	$215	$17,175
Total comprehensive income
Net earnings	—	—	—	—	113	113	1	114
Other comprehensive loss	—	—	—	(5)	—	(5)	—	(5)
	—	—	—	(5)	113	108	1	109
Shares, stock options and warrants issued pursuant to the acquisition of Probe (note 5(e))	13,264	250	20	—	—	270	—	270
Stock options and warrants exercised and restricted share units issued and vested	3,368	83	(63)	—	—	20	—	20
Share-based compensation	—	—	40	—	—	40	—	40
Dividends (note 9(b))	—	—	—	—	(321)	(321)	—	(321)
At September 30, 2015	830,217	$17,274	$317	$(10)	$(504)	$17,077	$216	$17,293
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  5

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer focused on responsible mining practices, with safe production throughout the Americas from a portfolio of high quality assets, positioning the Company to deliver long-term value. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, zinc, lead, and copper.
The Company’s principal producing mining properties are comprised of the Red Lake, Porcupine, Musselwhite and Éléonore mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic.
On July 19, 2016, the Company acquired 100% of Kaminak Gold Corporation ("Kaminak"), which owns the Coffee project ("Coffee") in Canada (note 3). At September 30, 2016, the Company's significant projects include Coffee in Canada and NuevaUnión (50% interest) in Chile. NuevaUnión was referred to as Project Corridor prior to June 2016.
The Wharf gold mine ("Wharf") in the United States was disposed of on February 20, 2015 and its results have been presented as discontinued operation for the three and nine months ended September 30, 2015 (note 4).

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2015, except for the following: the Company has adopted the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.
The Company’s interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References to C$ are to Canadian dollars.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016, the Company applied the critical judgements and estimates disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2015 and the following critical judgment in applying accounting policies:
Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded

GOLDCORP    |  6

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

that the acquisition of Kaminak on July 19, 2016 did not meet the criteria of a business combination and the transaction has been accounted for as an acquisition of an asset (note 3).

3.	KAMINAK ACQUISITION
On July 19, 2016, the Company completed the acquisition of 100% of the issued and outstanding common shares of Kaminak by way of a plan of arrangement (the "Arrangement") for total consideration of $406 million based on the closing price of Goldcorp common shares on the date of acquisition, including transaction costs of $4 million. Pursuant to the Arrangement, each common share of Kaminak was exchanged for 0.10896 of a common share of Goldcorp. Kaminak's principal asset is the 100% owned Coffee, a hydrothermal gold deposit located approximately 130 kilometres south of the City of Dawson, Yukon. Coffee is a high-grade, open pit, heap leach mining project. The assets acquired and liabilities assumed have been assigned to and included in the Other reportable operating segment.
The Company concluded that the acquired assets and assumed liabilities did not constitute a business and accordingly the acquisition was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $386 million allocated to mining interests and the remaining $20 million allocated to deferred income tax asset ($9 million) and working capital items ($11 million).

4.	DISCONTINUED OPERATION
The components of net earnings from discontinued operation included in these unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 relating to Wharf, which was disposed of on February 20, 2015, are as follows:

	Three Months Ended September 30	Nine Months Ended September 30
	2015	2015
Revenues	$—	$19
Production costs	—	(15)
Earnings from mine operation	—	4
Other expenses	—	(1)
Earnings from discontinued operation	—	3
Net gain on disposition of discontinued operation	—	43
Net earnings from discontinued operation	$—	$46
Net earnings per share from discontinued operation
Basic	$—	$0.06
Diluted	—	0.06

Gain on disposition	$—	$65
Income tax expense on disposition	—	(22)
Net gain on disposition	$—	$43

5.	SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company’s 100% interests in the Cochenour and Borden projects in Canada and the Camino Rojo project in Mexico are included in the Red Lake, Porcupine and Peñasquito reportable operating segments, respectively.
Effective January 1, 2016, the Company's CODM reviews the results of its mines that have short mine lives and are headed for closure together as one operating segment. Accordingly, the Company has grouped Los Filos and Marlin into one operating segment, Other mines. On the same basis, the Company has presented its 37.5% interest in Alumbrera in the Other associate operating segment due to its short mine life. Effective July 1, 2016, NuevaUnión and the comparative results for the three and nine months ended September 30, 2015 of El

GOLDCORP    |  7

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Morro are presented in the Other operating segment. The segment information for the three and nine months ended September 30, 2015 has been restated to reflect the Company's reportable operating segments for the three and nine months ended September 30, 2016.
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)		Expenditures on mining interests (d)
Three Months Ended September 30	2016	2015	2016	2015	2016	2015	2016	2015
Red Lake	$111	$85	$31	$27	$34	$9	$21	$40
Porcupine (e)	85	79	21	12	17	19	11	23
Musselwhite	79	80	15	16	26	27	7	10
Éléonore	87	95	34	48	(4)	(27)	23	43
Peñasquito	289	406	70	106	22	83	47	50
Cerro Negro	147	204	59	97	26	(15)	24	32
Pueblo Viejo (f)	175	146	12	35	108	46	9	10
Wharf (h)	—	—	—	—	—	—	—	—
Other mines	117	149	32	82	2	(53)	6	25
Other associate (f)	61	55	3	8	21	(16)	—	7
Other (f)(g)(i) (note 3)	—	—	5	6	(53)	(59)	18	9
Attributable segment total	1,151	1,299	282	437	199	14	166	249
Excluding attributable amounts from associates and joint venture (f)	(236)	(201)	(15)	(43)	(82)	(23)	(12)	(17)
Excluding discontinued operation (h)	—	—	—	—	—	—	—	—
Consolidated total for continuing operations	$915	$1,098	$267	$394	$117	$(9)	$154	$232

Nine Months Ended September 30	2016	2015	2016	2015	2016	2015	2016	2015
Red Lake	$301	$325	$90	$91	$59	$69	$76	$132
Porcupine (e)	267	233	56	36	64	51	41	71
Musselwhite	234	219	47	44	80	59	19	25
Éléonore	264	147	107	78	(19)	(66)	62	237
Peñasquito	682	1,292	165	291	(1)	331	167	152
Cerro Negro	442	624	172	272	75	(15)	75	200
Pueblo Viejo (f)	439	434	32	98	258	147	28	34
Wharf (h)	—	19	—	—	—	3	—	1
Other mines	422	463	114	242	9	(109)	21	84
Other associate (f)	177	130	10	22	32	(32)	—	14
Other (f)(g)(i) (note 3)	—	—	19	18	(193)	(197)	34	37
Attributable segment total	3,228	3,886	812	1,192	364	241	523	987
Excluding attributable amounts from associates and joint venture (f)	(616)	(564)	(42)	(120)	(179)	(100)	(30)	(48)
Excluding discontinued operation (h)	—	(19)	—	—	—	(3)	—	(1)
Consolidated total for continuing operations	$2,612	$3,303	$770	$1,072	$185	$138	$493	$938

GOLDCORP    |  8

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

At September 30, 2016	Assets	Liabilities	Net Assets
Red Lake	$2,527	$342	$2,185
Porcupine (e)	1,018	285	733
Musselwhite	743	156	587
Éléonore	2,776	366	2,410
Peñasquito	8,014	2,920	5,094
Cerro Negro	3,635	969	2,666
Pueblo Viejo (f)	1,062	—	1,062
Other mines	594	185	409
Other associate (f)	—	—	—
Other (f)(g)(i) (note 3)	1,218	3,020	(1,802)
Total	$21,587	$8,243	$13,344

At December 31, 2015
Red Lake	$2,538	$371	$2,167
Porcupine (e)	969	295	674
Musselwhite	672	165	507
Éléonore	2,842	435	2,407
Peñasquito	7,918	2,988	4,930
Cerro Negro	3,694	994	2,700
Pueblo Viejo (f)	967	—	967
Other mines	734	232	502
Other associate (f)	—	—	—
Other (f)(g)(i)	1,094	3,100	(2,006)
Total	$21,428	$8,580	$12,848

(a)
The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from the Company's associates and joint venture) for the three and nine months ended September 30 were derived from the following:

	Three Months Ended September 30				Nine Months Ended September 30
	2016		2015		2016		2015
Gold	$716	78%	$879	80%	$2,148	82%	$2,625	79%
Silver	119	13%	129	12%	289	11%	416	13%
Zinc	60	7%	63	6%	134	5%	183	6%
Lead	19	2%	27	2%	38	2%	78	2%
Copper	1	—%	—	—%	3	—%	1	—%
	$915	100%	$1,098	100%	$2,612	100%	$3,303	100%

GOLDCORP    |  9

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

The following reportable operating segments (including the Company's associates and joint venture) supplemented their gold revenues with the sale of other metals. All other operating segments principally derived their revenues from gold sales.

Three Months Ended September 30		Peñasquito	Cerro Negro	Pueblo Viejo	Other mines	Other associate
Gold	2016	$133	$131	$168	$91	$30
	2015	$239	$179	$142	$123	$24
Silver	2016	76	16	7	26	1
	2015	77	25	4	26	2
Zinc	2016	60	—	—	—	—
	2015	63	—	—	—	—
Lead	2016	19	—	—	—	—
	2015	27	—	—	—	—
Copper	2016	1	—	—	—	28
	2015	—	—	—	—	29
Molybdenum	2016	—	—	—	—	2
	2015	—	—	—	—	—
Total	2016	$289	$147	$175	$117	$61
	2015	$406	$204	$146	$149	$55

Nine Months Ended September 30
Gold	2016	$340	$395	$423	$349	$89
	2015	$797	$529	$420	$377	$55
Silver	2016	167	47	15	73	2
	2015	233	95	13	86	3
Zinc	2016	134	—	—	—	—
	2015	183	—	—	—	—
Lead	2016	38	—	—	—	—
	2015	78	—	—	—	—
Copper	2016	3	—	1	—	83
	2015	1	—	1	—	71
Molybdenum	2016	—	—	—	—	3
	2015	—	—	—	—	1
Total	2016	$682	$442	$439	$422	$177
	2015	$1,292	$624	$434	$463	$130

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the three and nine months ended September 30, 2016, intersegment purchases included $175 million and $438 million, respectively, of gold and silver ounces purchased from Pueblo Viejo (three and nine months ended September 30, 2015 – $146 million and $433 million, respectively) and revenues related to the sale of these ounces to external third parties were $175 million and $438 million, respectively (three and nine months ended September 30, 2015 – $146 million and $433 million, respectively).

GOLDCORP    |  10

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(c)
A reconciliation of attributable segment total earnings from operations, associates and joint venture to the Company's earnings (loss) from continuing operations before taxes per the Condensed Interim Consolidated Statements of Earnings (Loss) is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Attributable segment total earnings from operations, associates and joint venture	$199	$14	$364	$241
Adjustment to account for Pueblo Viejo, NuevaUnión and Alumbrera on an equity method basis	(82)	(23)	(179)	(100)
Excluding earnings from discontinued operation	—	—	—	(3)
Gain (loss) on derivatives, net (i)	1	(21)	2	(55)
Gain on dilution of ownership interest in associate (note 13(c)) (i)	—	—	—	99
Gain on dispositions of mining interests, net of transaction costs (notes 12(d) and 13(c)) (i)	—	—	—	315
Finance costs (i)	(34)	(34)	(103)	(104)
Other income (expenses) (i)	5	9	(1)	30
Earnings (loss) from continuing operations before taxes	$89	$(55)	$83	$423

(i)
Arose from corporate activities that would primarily be allocated to the Other segment except for $6 million and $18 million of finance costs incurred during the three and nine months ended September 30, 2016, respectively, which would be allocated to the Peñasquito segment (three and nine months ended September 30, 2015 – $18 million and $57 million, respectively, which would be allocated to the Cerro Negro segment). In addition, during the three and nine months ended September 30, 2016, the Company recognized a net foreign exchange loss of $12 million and $59 million, respectively, which would primarily be allocated to the Peñasquito and Cerro Negro segments (three and nine months ended September 30, 2015 – net gain of $2 million and $26 million, respectively, which would primarily be allocated to the Peñasquito and Cerro Negro segments).

(d)
Segmented expenditures on mining interests are presented on a cash basis. The amounts include deposits on mining interests and exclude reclamation expenditures and interest paid relating to capitalized borrowing costs.

(e)
The Borden project included in the Porcupine reportable operating segment was acquired on March 13, 2015 in connection with the acquisition of 100% of the outstanding shares of Probe, excluding the 19.7% interest already held by the Company.

(f)
The attributable segment information relating to Pueblo Viejo, NuevaUnión and Alumbrera, as reviewed by the CODM, is based on the Company's proportionate share of profits and expenditures on mining interests. However, as required by IFRS, the Company's investments in Pueblo Viejo, NuevaUnión and Alumbrera are accounted for in these unaudited condensed interim consolidated financial statements using the equity method (note 13). Alumbrera and NuevaUnión are presented in the Other associate and Other operating segment, respectively.

(g)
On November 24, 2015, the Company acquired New Gold Inc.'s 30% interest in the El Morro project, increasing the Company's interest to 100%. In conjunction with the acquisition, the Company and Teck Resources Ltd. ("Teck") entered into a joint venture agreement whereby their respective 100% interests in the El Morro and Relincho deposits were combined into a single project ("NuevaUnión") in exchange for a 50% interest in the NuevaUnión joint venture. On November 24, 2015, the carrying amount of the El Morro project was derecognized and the Company's 50% interest in NuevaUnión was recognized using the equity method (note 13). The comparative results for the three and nine months ended September 30, 2015 of El Morro are presented in Other operating segment.

(h)
The Company completed the sale of Wharf on February 20, 2015. The results of Wharf up to the date of disposition have been presented in these unaudited condensed interim consolidated financial statements as a discontinued operation (note 4).

(i)
Included in the Other segment results of the Company for the three and nine months ended September 30, 2016 were $6 million and $24 million, respectively, in restructuring costs (note 7). Included in the Other segment results of the Company for the three and nine months ended September 30, 2015 were the Company's share of net earnings of Tahoe Resources Inc. ("Tahoe") in the amount of $nil and $8 million, respectively. The Company disposed of its 25.9% interest in Tahoe, which was accounted for using the equity method, on June 30, 2015 (note 13(c)).

The Other segment assets include corporate assets, the Coffee and NuevaUnión projects, the Company's closed and inactive mines and certain exploration properties in Mexico. The Other segment liabilities include the Company's $1.0 billion notes, $1.5 billion notes, asset retirement obligations at the Company's closed and inactive mines and certain income taxes payable.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

6.	PRODUCTION COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Raw materials and consumables	$256	$253	$707	$739
Salaries and employee benefits (a)	121	144	383	435
Contractors	103	119	302	355
Royalties	23	17	49	70
Revision of reclamation and closure cost provision	(1)	(1)	—	20
Change in inventories	(6)	34	1	111
Write down of inventories to net realizable value (note 11(a))	3	43	10	43
Other	24	49	98	145
	$523	$658	$1,550	$1,918

(a)
Salaries and employee benefits exclude $20 million and $56 million of salaries and employee benefits included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss) for the three and nine months ended September 30, 2016, respectively (three and nine months ended September 30, 2015 – $20 million and $64 million, respectively). Salaries and employee benefits exclude costs relate to severance costs associated with involuntary and voluntary workforce reduction initiatives to improve efficiencies at mine sites and corporate offices, which are presented separately as restructuring costs in the Condensed Statements of Earnings (Loss) (note 7).

7.	RESTRUCTURING COSTS
During the three and nine months ended September 30, 2016, the Company incurred $6 million and $45 million, respectively (three and nine months ended September 30, 2015 – $nil and $nil, respectively) in restructuring costs. The restructuring costs relate to severance costs associated with involuntary and voluntary workforce reduction initiatives to improve efficiencies at mine sites and corporate offices. At September 30, 2016, included in accrued liabilities was $4 million of restructuring costs (December 31, 2015 – $nil).

8.	INCOME TAXES

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Current income tax expense	$4	$59	$77	$232
Deferred income tax expense (recovery)	26	77	(55)	123
Income tax expense	$30	$136	$22	$355
The income tax rate for the three months ended September 30, 2016 was 34% (three months ended September 30, 2015 – negative 247%). After adjusting the income tax expense for the impacts of foreign exchange losses on the translation of deferred income tax assets and liabilities of $30 million (three months ended September 30, 2015 – $158 million), tax deductible Argentine Peso denominated foreign exchange losses on US dollar debt of $8 million (three months ended September 30, 2015 – $14 million), and other tax recovery items of $10 million (three months ended September 30, 2015 – other tax expenditures of $3 million), and adjusting the earnings (loss) from continuing operations before taxes for net non-taxable items of $35 million (three months ended September 30, 2015 – non-deductible items of $8 million), the effective tax rate for the three months ended September 30, 2016 was 33% (three months ended September 30, 2015 – 11% including an adjustment for the gains on disposition of mining interests of negative $12 million, net of tax).
The income tax rate for the nine months ended September 30, 2016 was 27% (nine months ended September 30, 2015 – 84%). After adjusting the tax expense for the impacts of foreign exchange losses on the translation of deferred income tax assets and liabilities of $121 million (nine months ended September 30, 2015 – $302 million), tax deductible Argentine Peso denominated foreign exchange losses on US dollar debt of $79 million (nine months ended September 30, 2015 – $38 million), and other tax recovery items of $30 million (nine months ended September 30, 2015 – negative $25 million), and adjusting earnings from continuing operations before taxes for net non-taxable items of $68 million (nine months ended September 30, 2015 – net non-deductible items of $25 million), the effective tax rate for

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

the nine months ended September 30, 2016 was 67% (nine months ended September 30, 2015 – 68% including an adjustment for the gains on disposition of mining interests of $371 million, net of tax).

9.	PER SHARE INFORMATION

(a)	Net earnings (loss) per share
Net earnings (loss) per share from continuing operations and net earnings (loss) per share for the three and nine months ended September 30 were calculated based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Basic and diluted net earnings (loss) from continuing operations	$59	$(192)	$61	$67
Basic and diluted net earnings (loss)	$59	$(192)	$61	$113
The weighted average number of shares used in the calculation of net earnings (loss) per share from continuing operations and net earnings (loss) per share for the three and nine months ended September 30 were based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in millions)	2016	2015	2016	2015
Basic weighted average number of shares outstanding	849	830	837	826
Effect of dilutive equity instruments:
Stock options and restricted share units	4	—	4	4
Diluted weighted average number of shares outstanding	853	830	841	830
The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted net earnings (loss) per share from continuing operations and diluted net earnings (loss) per share for the three and nine months ended September 30 because they were anti-dilutive were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in millions)	2016	2015	2016	2015
Stock options	8	15	8	15
Restricted share units	—	4	—	—
Total	8	19	8	15

(b)	Dividends declared
On February 25, 2016, the Company announced a quarterly dividend of $0.02 per share, effective April 1, 2016, with the first payment in June 2016. During the three and nine months ended September 30, 2016, the Company declared dividends of $0.02 per share and $0.10 per share for total dividends of $16 million and $84 million, respectively (three and nine months ended September 30, 2015 – $0.09 per share and $0.39 per share for dividends of $75 million and $321 million, respectively).
On May 11, 2016, the Company announced that it implemented a Dividend Reinvestment Plan ("DRIP") which allows shareholders the opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company. The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at a 3% discount to the average market price calculated at the time of dividend payment. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. During the three and nine months ended September 30, 2016, the Company issued $2 million and $3 million, respectively, in common shares under the DRIP.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	At September 30 2016	At December 31 2015
Cash and cash equivalents are comprised of:
Cash	$285	$290
Short-term money market investments	55	36
	$340	$326

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Change in working capital
Accounts receivable	$(41)	$125	$(42)	$25
Sales and indirect taxes recoverable	(1)	(61)	(53)	(122)
Inventories	5	26	20	81
Accounts payable and accrued liabilities	(7)	(56)	(116)	(54)
Income taxes receivable and payable	(16)	97	(4)	201
Other	28	(4)	46	(22)
	$(32)	$127	$(149)	$109

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Operating activities include the following cash received (paid):
Interest received	$42	$1	$76	$38
Interest paid	(25)	(28)	(66)	(71)
Income taxes refunded	—	61	14	76
Income taxes paid	(23)	(19)	(109)	(92)
Investing activities of continuing operations include the following cash received (paid):
Proceeds from dispositions of mining interests, net of transaction costs
Tahoe (note 13(c))	$—	$—	$—	$768
Other (note 12(d))	—	—	—	20
	$—	$—	$—	$788
Net proceeds (purchases) of money market investments and available-for-sale securities
Purchases of money market investments	$(5)	$(38)	$(48)	$(73)
Proceeds from maturity of money market investments	—	20	63	53
Purchases of available-for-sale securities	—	(4)	(19)	(14)
Proceeds from sale of available-for-sale securities	27	—	53	1
	$22	$(22)	$49	$(33)
Investing activities of discontinued operation:
Proceeds on disposition of Wharf, net of transaction costs (notes 4 and 5(h))	$—	$—	$—	$98
Expenditures on mining interest	—	—	—	(1)
	$—	$—	$—	$97

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

11.	INVENTORIES

	At September 30 2016	At December 31 2015
Supplies	$257	$281
Finished goods	89	90
Work-in-process	49	51
Heap leach ore	237	260
Stockpiled ore	34	42
	666	724
Less: non-current heap leach and stockpiled ore	(151)	(255)
	$515	$469

(a)
During the three and nine months ended September 30, 2016, the Company recorded a write down of inventories of $3 million and $11 million, respectively, relating to materials and supplies at Marlin and Peñasquito and Peñasquito stockpiled ore (three and nine months ended September 30, 2015 – $62 million, primarily relating to Los Filos heap leach ore and Peñasquito stockpiled ore). Of the total write down, $3 million and $10 million, respectively were recognized as production costs (three and nine months ended September 30, 2015 – $43 million) and $nil and $1 million, respectively (three and nine months ended September 30, 2015 – $19 million) were recognized as depreciation and depletion in the Condensed Interim Consolidated Statements of Earnings (Loss).

(b)
During the three and nine months ended September 30, 2016, the Company incurred excess current period costs of $nil and $3 million, respectively (three and nine months ended September 30, 2015 – $nil and $44 million, respectively). Of the total costs incurred, $nil and $2 million, respectively (three and nine months ended September 30, 2015 – $nil and $27 million, respectively) were recognized as production costs and $nil and $1 million, respectively (three and nine months ended September 30, 2015 – $nil and $17 million, respectively) were recognized as depreciation and depletion in the Condensed Interim Consolidated Statements of Earnings (Loss).

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

12.	MINING INTERESTS – OWNED BY SUBSIDIARIES

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Total
Cost
At January 1, 2016	$11,964	$4,346	$7,991	$6,733	$31,034
Acquisition of mining interest (note 3)	—	386	—	—	386
Expenditures on mining interests (a)(b)(c)	248	77	—	142	467
Transfers and other movements (d)	288	239	(531)	(5)	(9)
At September 30, 2016	12,500	5,048	7,460	6,870	31,878
Accumulated depreciation and depletion and impairment
At January 1, 2016	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Depreciation and depletion (e)	(444)	—	—	(303)	(747)
Transfers and other movements (d)	(1)	—	—	12	11
At September 30, 2016	(6,053)	(2,510)	(2,263)	(3,314)	(14,140)
Carrying amount – At September 30, 2016	$6,447	$2,538	$5,197	$3,556	$17,738

Cost
At January 1, 2015	$8,213	$8,471	$7,963	$6,290	$30,937
Acquisition of mining interest (note 5(e))	—	—	340	—	340
Formation of a joint venture (note 5(g))	—	(1,384)	(112)	(5)	(1,501)
Expenditures on mining interests	488	226	5	504	1,223
Transfers and other movements (d)	3,263	(2,967)	(205)	(56)	35
At December 31, 2015	11,964	4,346	7,991	6,733	31,034
Accumulated depreciation and depletion and impairment
At January 1, 2015	(3,437)	(1,191)	(1,773)	(2,078)	(8,479)
Depreciation and depletion	(1,005)	—	—	(509)	(1,514)
Impairment charges	(1,165)	(1,319)	(490)	(536)	(3,510)
Transfers and other movements (d)	(1)	—	—	100	99
At December 31, 2015	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Carrying amount – At December 31, 2015	$6,356	$1,836	$5,728	$3,710	$17,630

GOLDCORP    |  16

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests owned by subsidiaries is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	At September 30 2016	At December 31 2015
Red Lake (a)	$772	$612	$494	$392	$2,270	$2,273
Porcupine (note 5(e)) (a)	399	139	222	120	880	898
Musselwhite	210	23	65	179	477	503
Éléonore (a)	1,208	507	—	936	2,651	2,714
Coffee (note 3)	—	393	—	1	394	—
Peñasquito (a)	2,374	758	3,463	994	7,589	7,607
Cerro Negro	1,373	83	930	812	3,198	3,287
Other mines (h)	111	—	10	24	145	220
Corporate and other (i)	—	23	13	98	134	128
	$6,447	$2,538	$5,197	$3,556	$17,738	$17,630

(a)	Includes capitalized borrowing costs incurred during the three and nine months ended September 30 as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Cochenour	$6	$4	$17	$12
Borden	1	—	2	—
Éléonore	—	—	—	17
Camino Rojo	—	4	—	10
El Morro	—	7	—	18
	$7	$15	$19	$57
During the three and nine months ended September 30, 2016 and 2015, the Company's borrowings eligible for capitalization included its $1.0 billion notes, $1.5 billion notes, revolving credit facility (note 14(d)(i)), and certain financing arrangements held by Cerro Negro which are accounted for as general borrowings.
Capitalization of borrowing costs to the carrying amount of the Éléonore mining interest ceased following achievement of commercial production on April 1, 2015.
During the three and nine months ended September 30, 2015, the Company capitalized $7 million and $18 million, respectively, in borrowing costs to the carrying amount of the El Morro project. Capitalization of borrowing costs ceased on derecognition of the carrying amount of the El Morro project on November 24, 2015, as a result of the Company's contribution of El Morro to the NuevaUnión joint venture (note 5(g)).
A reconciliation of total eligible borrowing costs incurred to total borrowing costs included in finance costs in the Condensed Interim Consolidated Statements of Earnings (Loss) is as follows:

GOLDCORP    |  17

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Total borrowing costs incurred	$25	$26	$74	$81
Less: amounts capitalized to mining interests	(7)	(15)	(19)	(57)
Total borrowing costs included in finance costs in the Condensed Interim Consolidated Statements of Earnings (Loss)	$18	$11	$55	$24
Weighted average rate used in capitalization of borrowing costs during the period	3.71%	3.75%	3.68%	3.33%

(b)	Exploration and evaluation costs incurred by the Company during the three and nine months ended September 30 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Total exploration and evaluation expenditures	$27	$45	$75	$125
Less: amounts capitalized to mining interests	(20)	(34)	(51)	(86)
Total exploration and evaluation costs recognized in the Condensed Interim Consolidated Statements of Earnings (Loss)	$7	$11	$24	$39

(c)
Expenditures on mining interests include finance lease additions, capitalized borrowing costs (note 12(a)) and deposits on mining interests, are net of investment tax credits and exclude capitalized reclamation and closure costs.

The following is a reconciliation of capitalized expenditures on mining interests to expenditures on mining interests in the Condensed Interim Consolidated Statements of Cash Flows:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Capitalized expenditures on mining interests
Owned by subsidiaries and Investments in associates and joint venture	$153	$495	$472	$983
Interest paid	(6)	(15)	(21)	(64)
Decrease (increase) in accrued expenditures	7	(248)	42	19
Expenditures on mining interests per Condensed Interim Consolidated Statements of Cash Flows	$154	$232	$493	$938

(d)
Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, capitalized reclamation and closure costs, capitalized depreciation, dispositions of mining interests and the reclassification of non-depletable to depletable mining properties following achievement of commercial production. On June 2, 2015, the Company completed the sale of its 40% interest in the South Arturo project in the United States and recognized a gain on disposition of $16 million ($11 million, net of tax).

(e)
A reconciliation of depreciation and depletion during the three and nine months ended September 30 to depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings (Loss) is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Total depreciation and depletion	$265	$375	$747	$1,116
Less: amounts capitalized to development projects	(1)	(5)	(11)	(23)
Movement in amounts allocated to ending inventories	3	24	34	(21)
Total depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings (Loss)	$267	$394	$770	$1,072

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(f)
At September 30, 2016, assets not yet in use, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $242 million (December 31, 2015 – $284 million).

(g)	At September 30, 2016, finance leases included in the carrying amount of plant and equipment amounted to $305 million (December 31, 2015 – $334 million).

(h)	Other mines owned by subsidiaries at September 30, 2016 and December 31, 2015 include Los Filos and Marlin.

(i)	Included in corporate and other at September 30, 2016 was $22 million (December 31, 2015 – $22 million) relating to Cerro Blanco.

13.	MINING INTERESTS – INVESTMENTS IN ASSOCIATES AND JOINT VENTURE
At September 30, 2016, the Company had a 40% interest in Pueblo Viejo, a 50% interest in NuevaUnión (note 5(g)) and a 37.5% interest in Alumbrera. These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.
The following table summarizes the change in the carrying amount of the Company's investments in associates and joint venture:

	Pueblo Viejo (a)(b)	NuevaUnión	Other (c)	Total
At January 1, 2016	$967	$872	$—	$1,839
Company’s share of net earnings of associates and joint venture	109	2	—	111
Capital investment	—	5	—	5
Return of capital investment	(24)	—	—	(24)
Other	10	—	—	10
At September 30, 2016	$1,062	$879	$—	$1,941

At January 1, 2015	$1,624	$—	$463	$2,087
Company’s share of net earnings (loss) of associates and joint venture	53	—	(54)	(1)
Gain on dilution of ownership interest in associate (c)	—	—	99	99
Acquisition through formation of a joint venture (note 5(g))	—	870	—	870
Disposition of investment in associate (c)	—	—	(469)	(469)
Capital investment	—	2	—	2
Return of capital investment	(112)	—	—	(112)
Impairment of investments in associates	(610)	—	(32)	(642)
Dividends received	—	—	(7)	(7)
Other	12	—	—	12
At December 31, 2015	$967	$872	$—	$1,839

(a)
During the three and nine months ended September 30, 2016, total repayments of $156 and $254 million, respectively (three and nine months ended September 30, 2015 – $96 million and $211 million, respectively) were made by Pueblo Viejo on its third party project financing (Goldcorp's share – $62 and $102 million, respectively (three and nine months ended September 30, 2015 – $38 million and $84 million, respectively)). At September 30, 2016, the outstanding balance of the project financing was $423 million (December 31, 2015 – $677 million) (Goldcorp's share – $169 million (December 31, 2015 – $271 million)).

(b)
At September 30, 2016, the carrying amount of the Company's share of shareholder loans to Pueblo Viejo was $534 million (December 31, 2015 – $549 million), which is included in the Company's investments in associates and being accreted to the face value over the term of the loans. Included in other current and non-current assets of the Company was a total of $24 million (December 31, 2015 – $75 million) in interest receivable.

(c)	The Company's investments in other associates are comprised of its interests in Alumbrera and Tahoe, which was disposed of on June 30, 2015 (note 5(i)).
At December 31, 2015, the Company recognized an impairment of its investment in Alumbrera and the carrying amount of its interest was reduced to zero. Effective January 1, 2016, the Company has discontinued recognizing its share of earnings of Alumbrera and did not recognize its share of earnings of Alumbrera for the three and nine months ended September 30, 2016. Additional losses in

GOLDCORP    |  19

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

the future will be provided for to the extent the Company has incurred legal or constructive obligations or made payments on behalf of Alumbrera. Any future earnings of Alumbrera will be recognized by the Company only after the Company's share of future earnings equals its share of losses not recognized.
On June 30, 2015, the Company disposed of its 25.9% interest in Tahoe and recognized a gain on disposition of $299 million ($252 million, net of tax). Prior to the disposition, the Company's interest in Tahoe was diluted to 25.9% on April 1, 2015 which resulted in the recognition of a dilution gain of $99 million ($95 million, net of tax).

GOLDCORP    |  20

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

14.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities by categories

At September 30, 2016	Loans and receivables	Available-for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$—	$340	$—	$340
Money market investments	43	—	—	—	43
Accounts receivable arising from sales of metal concentrates	—	—	83	—	83
Investments in securities	—	112	—	—	112
Derivative assets	—	—	7	—	7
Other current and non-current financial assets	41	—	—	—	41
Total financial assets	$84	$112	$430	$—	$626
Financial liabilities
Debt	$—	$—	$—	$(2,681)	$(2,681)
Accounts payable and accrued liabilities	—	—	—	(441)	(441)
Derivative liabilities	—	—	(4)	—	(4)
Other current and non-current financial liabilities	—	—	—	(262)	(262)
Total financial liabilities	$—	$—	$(4)	$(3,384)	$(3,388)

At December 31, 2015
Financial assets
Cash and cash equivalents	$—	$—	$326	$—	$326
Money market investments	57	—	—	—	57
Accounts receivable arising from sales of metal concentrates	—	—	49	—	49
Investments in securities	—	51	—	—	51
Derivative assets	—	—	1	—	1
Other current and non-current financial assets	81	—	—	—	81
Total financial assets	$138	$51	$376	$—	$565
Financial liabilities
Debt	$—	$—	$—	$(2,688)	$(2,688)
Accounts payable and accrued liabilities	—	—	—	(680)	(680)
Derivative liabilities	—	—	(4)	—	(4)
Other current and non-current financial liabilities	—	—	—	(280)	(280)
Total financial liabilities	$—	$—	$(4)	$(3,648)	$(3,652)

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(b)	Net gain (loss) on derivatives
The net gain (loss) on derivatives for the three and nine months ended September 30 were comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Realized losses
Foreign currency, heating oil, lead, and zinc contracts	$(2)	$(25)	$(4)	$(55)
Unrealized gains (losses)
Foreign currency, heating oil, lead, and zinc contracts	(1)	4	—	—
Other	4	—	6	—
	3	4	6	—
	$1	$(21)	$2	$(55)

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities measured at fair value
The levels of the fair value hierarchy within which the Company’s financial assets and liabilities that are measured at fair value on the Condensed Interim Consolidated Balance Sheets on a recurring basis are categorized were as follows:

	At September 30, 2016		At December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$340	$—	$326	$—
Accounts receivable arising from sales of metal concentrates	—	83	—	49
Investments in securities	112	—	43	8
Derivative assets (1)	—	7	—	1
Derivative liabilities (1)	—	(4)	—	(4)

(1)	Included in other non-current assets and other current and non-current liabilities, respectively, on the Condensed Interim Consolidated Balance Sheets.
At September 30, 2016, there were no financial assets or liabilities measured at fair value on the Condensed Interim Consolidated Balance Sheet on a non-recurring basis.
There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the three and nine months ended September 30, 2016. At September 30, 2016, there were no financial assets or liabilities measured at fair value on the Condensed Interim Consolidated Balance Sheet that would be categorized within Level 3 of the fair value hierarchy.

(ii)	Valuation methodologies used in the measurement of fair value for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.
Derivative assets and liabilities:
At September 30, 2016, the Company's derivative assets and liabilities were comprised of investments in warrants and foreign currency option and forward contracts, respectively. The fair values of the warrants and foreign currency option and forward contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(iii)	Fair values of financial assets and liabilities not already measured at fair value
At September 30, 2016, the fair values of the Company's notes, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (3)	Fair value
$1.0 billion notes (1)	1	Closing price	$1,003	$1,083
$1.5 billion notes (2)	1	Closing price	$1,491	$1,544

(1)	Comprised of $550 million, due June 2021, and $450 million, due June 2044.

(2)	Comprised of $500 million, due March 2018, and $1 billion, due March 2023.

(3)	Includes accrued interest payable.

At September 30, 2016, the carrying amounts of the Company's money market investments, other current financial assets, accounts payable and accrued liabilities, current debt held by Cerro Negro and other current financial liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(d)	Financial instruments and related risks
The Company manages its exposures to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Financial Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2015. There were no significant changes to the Company's exposures to those risks or to the Company's management of its exposures during the three and nine months ended September 30, 2016, except as noted below.

(i)	Liquidity risk
During the three and nine months ended September 30, 2016, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $267 million and $560 million, respectively (three and nine months ended September 30, 2015 – $443 million and $1,022 million, respectively). At September 30, 2016, Goldcorp held cash and cash equivalents of $340 million (December 31, 2015 – $326 million), money market investments of $43 million (December 31, 2015 – $57 million), and had working capital of $635 million (December 31, 2015 – $282 million), which the Company defines as current assets less current liabilities.
On June 22, 2016, the Company extended the term of its $3.0 billion revolving credit facility to June 22, 2021. During the nine months ended September 30, 2016, the Company utilized its revolving credit facility and repaid the amount in full during the three months ended September 30, 2016 (three and nine months ended September 30, 2015 – net repayment of $835 million and $840 million, respectively). At September 30, 2016, the balance outstanding on the revolving credit facility was $nil (December 31, 2015 – $nil) with $3.0 billion available for the Company's use (December 31, 2015 – $3.0 billion).
At September 30, 2016, the Company had letters of credit outstanding in the amount of $640 million (December 31, 2015 – $580 million) of which $309 million (December 31, 2015 – $275 million) represents guarantees for reclamation obligations and $211 million (December 31, 2015 – $211 million) represents guarantees for certain of the Company's Argentine debt. The Company's capital commitments for the next twelve months amounted to $60 million at September 30, 2016.

(ii)	Market risk
Currency risk
During the three and nine months ended September 30, 2016, the Company recognized a net foreign exchange loss of $12 million and $59 million, respectively (three and nine months ended September 30, 2015 – gain of $2 million and $26 million, respectively), excluding the foreign exchange loss relating to taxes. Based on the Company’s net foreign currency exposures (other than those relating to taxes) at September 30, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $7 million decrease or increase in the Company’s net earnings, respectively.
During the three and nine months ended September 30, 2016, the Company recognized a net foreign exchange loss of $27 million and $108 million, respectively, in income tax expense on income taxes receivable/(payable) and deferred income taxes (three and nine months ended September 30, 2015 – $167 million and $323 million, respectively). Based on the Company’s net foreign currency exposures relating to taxes at September 30, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $202 million decrease or increase in the Company's net earnings, respectively.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

15.	CONTINGENCY
Issued in 2013, Law 3318 created a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax was levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which accepted jurisdiction of the matter. The Company paid the required tax installments under protest for the years ended December 31, 2015, 2014 and 2013. On December 31, 2015, Law 3318 was abrogated. The Company and the Province entered into a settlement agreement approved by the National Supreme Court of Argentina and the claim has been withdrawn.

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CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	CST Trust Company
1066 West Hastings Street, Suite 1600
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
MEXICO OFFICE
Deloitte LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec
11000 Mexico, D.F.	INVESTOR RELATIONS
Tel: 52 (55) 5201-9600
Lynette Gould
GUATEMALA OFFICE	Toll free: (800) 567-6223
Email: info@goldcorp.com
5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601	REGULATORY FILINGS
Guatemala City
Guatemala, 01014	The Company’s filings with the Ontario Securities Commission
Tel: (502) 2329-2600	can be accessed on SEDAR at www.sedar.com.

ARGENTINA OFFICE	The Company’s filings with the US Securities and
Exchange Commission can be accessed on EDGAR
Avda. Leandro N. Alem 855, Piso 27	at www.sec.gov.
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

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